Exhibit 99.1
Inter & Co, Inc.
(the "Company")

Notice of Annual General Meeting of the Company

Notice is hereby given that the 2024 Annual General Meeting of the Company (the "AGM") will be held virtually by accessing the following link https://web.lumiagm.com/234117599 and at the offices of the Company located at Avenida Barbacena nº 1219, in the city of Belo Horizonte, state of Minas Gerais, CEP 30190-131, Brazil, on the 26th day of April, 2024 at 4:30 p.m. (São Paulo time) for the purpose of considering and, if thought fit, passing and approving the following resolution(s):
(a)as an ordinary resolution, that the Company's financial statements and the Auditor's report for the fiscal year ended 31 December 2023 be approved, ratified and confirmed in all respects;
(b)as an ordinary resolution, that the proposed annual budget of US$15,802,867.00 (fifteen million, eight hundred and two thousand, eight hundred and sixty-seven US dollars) for the aggregate compensation payable by the Company to the directors and officers of the Company be approved, ratified and confirmed in all respects;
(c)as an ordinary resolution, that Claudia Farkouh Prado be appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company;
(d)as an ordinary resolution, that each of Rubens Menin Teixeira de Souza, Maria Fernanda Nazareth Menin Teixeira de Souza Maia, Leonardo Guimarães Corrêa, José Felipe Diniz, Cristiano Henrique Vieira Gomes, André Guilherme Cazzaniga Maciel, Luiz Antônio Nogueira de França, Antonio Kandir and Todd Crawford Chapman be re-appointed as directors of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company;
(e)as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association in the form uploaded to the Company's website (accessible at https://investors.inter.co/en/documents/governance-documents/) with immediate effect.
The Board of Directors of the Company (the "Board") has fixed the close of business (Eastern time) on March 18, 2024, as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares in the capital of the Company and the Class B common shares in the capital of the Company as at the close of business (Eastern time) on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.
The Company's financial statements and the Auditor's report for the fiscal year ended 31 December 2023 and the Second Amended and Restated Memorandum and Articles of Association have been uploaded to the Company's website and can be accessed, free of charge, by accessing the following links, respectively, https://s3.amazonaws.com/sec.irpass.cc/2728/0001628280-24-003715.pdf and https://investors.inter.co/en/documents/governance-documents/ or by contacting the Company’s Investor Relations Department by email at ir@inter.co.

Classificação da Informação: RESTRITA

The Board recommends that shareholders of the Company vote “FOR” each of the resolutions at the AGM. Your vote is very important to the Company.
Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the proxy card attached to this notice of meeting by no later than 11:59 p.m. (Eastern Time) the day before the AGM.

By order of the Board

__________________________
Director
Date:

Registered Office:
c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman
KY1-1104
Cayman Islands

Classificação da Informação: RESTRITA